Date    16 October 2000
Number  94/00


ATLANTIS-2 SIDETRACK CONFIRMS RANGE OF GULF OF MEXICO DEEPWATER DISCOVERY

The Broken Hill Proprietary Company Ltd (BHP) today announced results from the sidetrack well drilled from its Atlantis-2 appraisal wellbore in the Gulf of Mexico. The sidetrack confirms a lateral extension of the known range of the Atlantis hydrocarbon accumulation of up to 1.6 kilometres (one mile) from the original wellbore, and also confirms the continuity and quality of the Miocene reservoir sands. This data gives further confirmation of the material nature of this multi-hundred million barrel oilfield.

The downdip sidetrack, drilled as a deviated hole to the south west of the Atlantis-2 well, was designed to gather data on both the lateral extent and reservoir properties of the Atlantis oil accumulation. The sidetrack successfully achieved its objectives and encountered oil in multiple Miocene sands with a net pay in excess of 92 metres (300 feet true vertical thickness). It was drilled to a total depth of 5885 metres (19,230 feet).

Information collected from the Atlantis-2 sidetrack well and earlier drilling will be used to determine the extent and nature of the hydrocarbon accumulation, the resource size as well as possible future appraisal requirements.

Atlantis-2, whose results were announced on August 28, 2000, is located in the Gulf of Mexico Green Canyon Block 743, along the ultra-deep Atwater Foldbelt fairway. It encountered oil-bearing sands with total net pay in excess of 153 metres (500 feet). The well was drilled to a total depth of 5690 metres (18,600 feet) in water depths of 2042 metres (6,675 feet). The BHP-operated C.R. Luigs drilling vessel was used to drill the Atlantis-2 appraisal well and sidetrack.

The discovery well Atlantis-1 was drilled in 1998 in Green Canyon Block 699, approximately five kilometres (three miles) north east of Atlantis-2. It also encountered oil-bearing sands.

BHP has a 44 per cent working interest in the Atlantis discovery. BP is the operator and has a 56 per cent interest.


BHP will be progressing further appraisal and development planning studies intended to secure sanction in 2001 for the development of one or another of its discoveries in the Atwater Foldbelt.

Atlantis is one of three BHP/BP discoveries in the Atwater Foldbelt: Neptune (BHP 42.5 per cent), located 26 kilometres (16 miles) north east of Atlantis, was discovered in 1995 and Mad Dog (BHP 23.9 per cent), located a similar distance to the south west, was discovered in 1998.

In addition, the Mad Dog-3 appraisal well is currently drilling, and an exploration well will commence in the near future on the Chinook prospect located in the Walker Ridge extension of the Atwater Foldbelt, some 70 kilometres (45 miles) to the south west of Mad Dog. Other recent activities announced by BHP in the Gulf of Mexico include an acquisition of 4.95 per cent of the Genesis producing oilfield and a joint venture agreement with Total Exploration Production USA, Inc. on 21 leases in the Walker Ridge.



Contact:
MEDIA RELATIONS:                          INVESTOR RELATIONS:
International--
Dr Malcolm Garratt                        Dr Robert Porter
Group Manager of External Affairs         Vice President of Investor Relations
BHP Petroleum                             BHP
Phone: 61 3 9652 6872                     Phone: 61 3 9652 3540

North America--
Patrick Cassidy, Director of Public Affairs
BHP Petroleum (Americas) Inc.
Phone: 1 713 961 8517

Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640